UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                               Rimage Corporation
                     --------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
                     --------------------------------------
                         (Title of Class of Securities)


                                   766721 10 4
                      -------------------------------------
                                 (CUSIP Number)




Check the following box if a fee is being paid with the statement [__]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 2 of 5 pages

                                  SCHEDULE 13G
                                  ------------


CUSIP NO.         766721 10 4
                  ---------------------------------


1.    NAME OF REPORTING PERSON                  Richard F. McNamara

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                S.S. ###-##-####


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a)    [__]
                                                                (b)    [__]


3.    SEC USE ONLY


4.    CITIZENSHIP OR PLACE OF ORGANIZATION                      U.S.A


                        5.    SOLE VOTING POWER                 811,500
        NUMBER OF
         SHARES
       BENEFICIALLY     6.    SHARED VOTING POWER               172,500
        OWNED BY
          EACH
        REPORTING       7.    SOLE DISPOSITIVE POWER            897,000*
         PERSON
          WITH
                        8.    SHARED DISPOSITIVE POWER          172,500


9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      897,000 (includes 172,500 shares held by a charitable foundation for which Mr. McNamara serves as trustee and for which he disclaims beneficial ownership and 85,500 shares issuable upon exercise of vested options).


10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                       [__]


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9           18.2%


12.   TYPE OF REPORTING PERSON*                                 IN

---------------
* Includes 85,500 shares issuable upon exercise of vested options at December 31, 1998.

NOTE: ALL SHARE INFORMATION ON THIS FORM HAS BEEN ADJUSTED FOR A 3 FOR 2 STOCK
      SPLIT, EFFECTED THROUGH A DIVIDEND OF ONE SHARE FOR EACH TWO SHARES OUTSTANDING, TO ALL HOLDERS OF RECORD ON NOVEMBER 13, 1998.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 5 pages


ITEM 1(a).  Name of Issuer
            --------------

            Rimage Corporation (the "Issuer")


ITEM 1(b).  Address of Issuer's Principal Executive Offices
            -----------------------------------------------

            7725 Washington Avenue South
            Minneapolis, Minnesota 55439


ITEM 2(a).  Name of Person Filing
            ---------------------

            Richard F. McNamara


ITEM 2(b).  Address of Principal Business Office
            ------------------------------------

            7808 Creekridge Circle
            Minneapolis, MN 55439


ITEM 2(c).  Citizenship
            -----------

            U.S.A.


ITEM 2(d).  Title of Class of Securities
            ----------------------------

            Common Stock, $.01 par value


ITEM 2(e)   CUSIP Number
            ------------

            766721 10 4


ITEM 3.     Identification
            --------------

            Not Applicable.

                                                               Page 4 of 5 pages


ITEM 4.     Ownership
            ---------

      (a)   Amount Beneficially Owned                              897,000*+

      (b)   Percent of Class                                       18.2%

      (c)   Number of Shares as to Which Such Person Has:

            (i)   sole power to vote or to direct the vote         811,500

            (ii)  shared power to vote or to direct the vote       172,500

            (iii) sole power to dispose or to direct the
                  disposition of                                   897,000*

            (iv)  shared power to dispose or to direct the
                  disposition of                                   172,500


ITEM 5.     Ownership of Five Percent or Less of a Class
            --------------------------------------------

            Not Applicable.


ITEM 6.     Ownership of More than Five Percent on Behalf of Another Person
            ---------------------------------------------------------------

            Not Applicable.


ITEM 7.     Identification and Classification of the Subsidiary Which Acquired
            ------------------------------------------------------------------
            the Security Being Reported on By the Parent Holding Company
            -------------------------------------------------------------

            Not Applicable.


ITEM 8.     Identification and Classification of Members of the Group
            ---------------------------------------------------------

            Not Applicable.


ITEM 9.     Notice of Dissolution of Group
            ------------------------------

            Not Applicable.

---------------
* Includes 172,500 shares held by a charitable foundation for which Mr. McNamara serves as a trustee and for which he disclaims beneficial ownership.
+ Includes 85,500 shares issuable upon exercise of vested options at December 31, 1998.

NOTE: ALL SHARE INFORMATION ON THIS FORM HAS BEEN ADJUSTED FOR A 3 FOR 2 STOCK
      SPLIT, EFFECTED THROUGH A DIVIDEND OF ONE SHARE FOR EACH TWO SHARES OUTSTANDING, TO ALL HOLDERS OF RECORD ON NOVEMBER 13, 1998.

                                                               Page 5 of 5 pages


ITEM 10.    Certification
            -------------


      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


Date: February 9, 1999
                                       /s/ Richard F. McNamara
                                       ----------------------------------------
                                       Richard F. McNamara